EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2022 Financial Results; Provides Second Quarter 2022 Guidance

Q1 2022 Revenues, Gross Margin and EPS are in line with Guidance
Company Q2 2022 Guidance: Revenues to Decrease 16% to 20% QoQ, Non-IFRS
Gross Margin is Expected to be 43.0% to 45.0%, Non-IFRS Profit per Diluted ADS to be around 45.0 Cents to 50.0 Cents

  Historically Q1 sales are seasonally the low point of year due to the Lunar New Year holidays. This year, starting from end of February, additional factors also weighed in, mainly new lockdowns in China to contain the spread of the Omicron variant and geographical conflict erupting in Ukraine, both causing major disruptions to supply chain. Despite these additional challenges, Company Q1 revenues, gross margin and EPS were all in line with the guidance
  Q1 2022 revenues was $412.8M, a decrease of 8.6% QoQ but up 33.6% YoY. Q1 GM reached 47.0%, much higher than 40.2% of the same period last year
  Q1 2022 non-IFRS after-tax profit was $121.9M, or 69.7 cents per diluted ADS, significantly up 81.5% from same period last year
  Company’s Q2 2022 revenues to decrease 16% to 20% QoQ. Non-IFRS GM around 43.0% to 45.0%. Non-IFRS profit attributable to shareholders in the range of 45.0 to 50.0 cents per fully diluted ADS
  The Company announced an annual cash dividend of $1.25 per ADS, payable on July 12, 2022
  The Company has solid visibility in automotive segment, an area Company feels confident will stay strong and is targeting sales to double again, regardless of the macroeconomic concerns
  Company’s AI Image Sensing technology was adopted in a range of Dell’s new notebook models

TAINAN, Taiwan, May 12, 2022 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter 2022 ended March 31, 2022.

“Historically our first quarter sales are seasonally the low point of year due to the Lunar New Year holidays. This year, starting from end of February, additional factors also weighed in, mainly new lockdowns in China to contain the spread of the Omicron variant and geographical conflict erupting in Ukraine, both causing major disruptions to our supply chain. Despite these additional challenges, our first quarter revenues, gross margin and EPS were all in line with the guidance range issued on February 17th, 2022,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“For full year, despite the murky short-term market condition, we remain upbeat about our top line for 2022, supported by the automotive business and two new revenue streams which all enjoy solid business visibility. We now expect our 2022 full year sales to stay at approximately the same high level of 2021,” concluded Mr. Jordan Wu.

First Quarter 2022 Financial Results

Himax recorded net revenues of $412.8 million decreased 8.6% sequentially, within its guidance of down 5% to 9%. Yet Q1 sales were up 33.6% on a year over year basis. Gross margin came in at 47.0%, a decrease from the record high of 51.8% in Q4 last year, but within its guidance of around 46% to 48%. Non-IFRS profit per diluted ADS was 69.7 cents, at mid-range of the guidance of 67.0 to 73.0 cents, but significantly up 81.5% from same period last year. IFRS profit per diluted ADS was 66.3 cents, at mid-point of the guidance of 63.5 to 69.5 cents, but significantly up 73.1% year-over-year.

Revenue from large display drivers was $110.6 million in Q1, a decrease of 11.5% sequentially but an increase of approximately 60% year-over-year. TV revenue was flat sequentially, anchored by high-end and large-sized TV IC shipments to key accounts despite the first quarter being a seasonally slow period and continued soft TV demand. After consecutive quarters of strong growth, both monitor and notebook IC sales decreased sequentially as the company guided on the backdrop of slowing end market sell-through. However, both grew nicely on a year over year basis, a reflection of its leading position across higher end displays and premium models.  Large panel driver ICs accounted for 26.8% of total revenues for this quarter, compared to 27.7% in the fourth quarter of 2021 and 22.6% a year ago.

Small and medium-sized display revenue was $258.5 million, a decline of mid-single digit sequentially but an increase of more than 25% year-over-year. The robust sales growth in automotive segment for the past several quarters continued during Q1. Automotive IC sales increased more than 30% sequentially and more than 170% year over year. Its e-paper sales increased more than 15% sequentially in Q1 despite a shipment halt at the end of the quarter caused by city lockdowns in China. Small and medium-sized driver IC segment accounted for 62.6% of total sales for the quarter, compared to 61.2% in the previous quarter and 66.1% a year ago. In Q1, the automotive driver segment became Himax’s single largest revenue contributor, representing over 25% of total sales. The Company expects this upward trend in automotive contribution to continue throughout 2022.

The revenue growth in automotive driver IC was backed by comprehensive design-win coverage across panel houses, Tier-1’s and car makers alongside increased capacity for both discrete DDIC and TDDI. Automotive DDIC sales, which is still the predominant portion of its automotive IC revenue, enjoyed decent first quarter growth, up more than 20% sequentially with demand continuing to outpace supply. Himax’s TDDI for automotive reached an impressive new milestone with over 3 million units shipped during the quarter as previously guided. Given its leadership position in automotive driver IC, comprehensive product offering, and the growing vehicle display market, Himax expects sustainable robust growth in automotive business with further market share gains on top of a fast-expanding market.

After many quarters of consecutive growth, Q1 tablet revenue slightly declined off a high base by mid-single digit.  However, tablet revenue was up low teens on a year over year basis, due to strength in its TDDI sales which grew low single digit from the proactive adoption by all leading non-iOS tablet names. The company maintained its leading market share position in the non-iOS tablet market with accelerated TDDI penetration among leading name-brands.

First quarter driver IC revenue for smartphone was in line with its guidance, declined double digit sequentially. The smartphone market continued to be challenged by sluggish demand, unexpected lockdowns in China and geopolitical tensions, resulting in significantly reduced demand visibility at panel houses and OEMs which have started to reduce their IC inventory. As the company mentioned on last quarter’s call, it expected a portion of the first quarter decline due to its strategically initiated product transition for key customers’ new designs, which led to less production output during Q1.

First quarter revenue from its non-driver businesses came in better than expected at $43.7 million, a sequential decrease of low-teens but up around 25% year-over-year. The better-than-expected result was driven by higher shipment of its ultralow power AI image sensing total solution to the notebook market. Tcon business was slightly down mid-single digit sequentially but increased more than 50% year-over-year, a reflection of better mix towards higher-end product areas such as 4K/8K TV, gaming monitor, low power notebook, and automotive Tcon. Non-driver products in Q1 accounted for 10.6% of total revenues, as compared to 11.1% in the fourth quarter of 2021 and 11.3% a year ago.

Non-IFRS gross margin for the first quarter was 47.0%, a decrease from 51.8% of last quarter but much higher than 40.2% of the same period last year. There were two primary factors that adversely impacted its margin profile. First, its cost of goods sold for Q1 reflected the higher foundry prices from the previous quarter. Second, expedited customer orders for which the Company enjoyed premium prices decreased in Q1 due to market softness. IFRS gross margin was also 47.0% for the quarter.

Non-IFRS operating expenses for the first quarter were $44.0 million, down 9.3% from the previous quarter but up 12.3% from a year ago. As a reminder, the sequential operating expense decrease was caused by a one-time cash bonus at the end of December last year to further reward employees for its last year’s remarkable financial results. The year-over-year increase was caused mainly by increased salary and R&D expenses. IFRS operating expenses were $51.5 million for the first quarter, down 8.0% from the preceding quarter but up 30.5% from a year ago. The higher IFRS figures were mainly due to the tranche of annual bonus compensation which the Company awards employees at the end of September each year. The 2021 annual bonus compensation including RSUs and cash awards totaled $74.7 million, out of which $24.8 million was immediately vested and recognized in the third quarter of 2021. The remainder will be equally vested in three tranches at the first, second and third anniversaries of the grant date. The remaining compensation expenses will be recognized on a straight-line basis over the vesting period of each tranche.

The first quarter non-IFRS operating income was $149.9 million, or 36.3% of sales, versus 41.1% of sales in the last quarter and 27.5% of sales from a year ago. Non-IFRS after-tax profit was $121.9 million, or 69.7 cents per diluted ADS, decreased from $148.4 million, or 84.9 cents per diluted ADS, last quarter, but significantly higher than $67.1 million, or 38.4 cents for the same period last year.

Balance Sheet and Cash Flow

Himax had $447.1 million of cash, cash equivalents and other financial assets as of March 31, 2022, compared to $245.8 million at the same time last year and $364.4 million a quarter ago. The higher cash balance was mainly from $72.0 million of operating cash inflow during the quarter and payments received from customers for the purpose of securing their long-term chip supply. Himax had $51.0 million of long-term unsecured loans as of the end of Q1, of which $6.0 million was current portion.

The Company’s Q1 inventories were $253.1 million, up from $198.6 million last quarter and up from $114.9 million a year ago. Accounts receivable at the end of March 2022 was $442.2 million, up from $410.2 million last quarter and up from $289.1 million a year ago. DSO was 96 days at the quarter end, as compared to 84 days a year ago and 97 days from last quarter.

First quarter capital expenditures were $3.6 million, versus $2.0 million for both last quarter and a year ago. The first quarter capex was mainly for R&D related equipment and in-house tester for IC design business.

Just prior to today’s call, Himax announced an annual cash dividend of $1.25 per ADS, totaling approximately $217.9 million and payable on July 12, 2022. The payout ratio is 50% of net profit of last year, which is lower than Company’s average payout ratio historically. The relatively low payout ratio reflects its decision to reserve sufficient working capital in the light of macroeconomic uncertainty and to facilitate its anticipated growth for the next few years. Himax is grateful for the continued support of shareholders as it continues to execute on business objectives and strive to deliver sustainable long-term growth.

Outstanding Share

As of March 31, 2022, Himax had 174.3 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, total number of ADS outstanding for the first quarter was 174.8 million.

Q2 2022 Outlook

Looking ahead to the second quarter, a host of geopolitical, macroeconomic and pandemic related factors are creating challenges and impairing Himax’s near-term outlook. The war in Ukraine, rising inflation and rolling lockdowns throughout China have significantly impacted the supply chain and consumer electronics demand, leading to a particularly abnormal business environment. Murky order visibility is leading to smaller and shorter demand forecasts by leading global brands. In response, starting at the end of Q1, panel makers began taking aggressive measures in an attempt to quickly reduce their IC inventories.

Against the backdrop of challenging market conditions and short-term uncertainty, for the second quarter Himax expects a sequential decline in gross margin mainly because its cost of goods sold this quarter represents pricing from previous quarters when foundries were still raising their prices. The Company also has some mild price adjustments in support of its non-automotive customers amidst soft demand worldwide. However, with both foundry and backend pricing already stabilizing, Company’s cost of goods sold moving into the second half will unlikely continue its upward trend over the first half of the year.

As Covid-induced lockdowns begin to fade and supply chain disruptions are alleviated, visibility will improve and ultimately lead to a rebound in market demand. Himax anticipates Q2 sales to be the low point of this year.  For full year, despite the murky short-term market condition, the Company remains upbeat about its top line for 2022, supported by the automotive business and two new revenue streams which all enjoy solid business visibility.  Himax now expects its 2022 full year sales to stay at approximately the same high level of 2021. For the automotive business, regardless of the macroeconomic concerns, the Company is targeting sales to double from last year which already more than doubled from the year before.  Meanwhile, backed by strong order pipelines, its ultralow power AI image sensing and OLED business, two new sales streams, are poised to deliver an impactful contribution. The increased contribution of these key sectors comes with the added benefit of improving Company’s long-term product mix in terms of both profit margin and business visibility.

Display Driver IC Businesses

LDDIC

Q2 large display driver IC revenue is projected to be down double digit sequentially due to production disruptions in the midst of China’s lockdowns, coupled with weakness in consumer demand. The outlook for large size driver IC business remains murky with moderating TV sell-through and muted Chromebook sales. TV and notebook IC sales are expected to decline double digit sequentially in the second quarter due to customer’s inventory control in response to sluggish global demand and reduced business visibility. Himax expects monitor IC sales to also decline sequentially, reflecting the overall market softness in the second quarter. Yet, on a year-over-year basis, monitor IC sales are expected to increase by more than 60%. This demonstrates its leading position across major customers for their higher end displays and premium monitor models, as well as its ability to offer total solutions covering display driver ICs and advanced Tcons.

SMDDIC

In Q2, SMDDIC revenue is expected to decline mid- teens sequentially. Sales for automotive are foreseen to be flat sequentially and up more than 110% year-over-year. Smartphone sales are set to decline single digit sequentially while sales for tablet are expected to decline by double digit, both due to its customers’ efforts to reduce their near-term inventory, a result of the sudden deterioration of forecast visibility from their customers on the backdrop of China’s ongoing city lockdowns, weaker macro environment and slowing end market demands.

First on automotive sector. Automotive overtook other sectors to become Himax’s largest revenue contributor during Q1, representing over 25% of total sales. To elaborate on success in this core segment, Himax is the market leader in automotive display driver technology with a 40% global market share. It boasts a comprehensive product portfolio with market leadership ranging from traditional DDIC to new technologies such as TDDI, local dimming Tcon, LTDI and OLED. Despite strong consumer demand, the global car market continues to suffer from ongoing key component shortages and port congestion, which are hurting automobile sales worldwide. However, the increase in the number, size and sophistication of displays inside vehicles is evolving at a rapid rate, all indicating much more driver IC content per vehicle. The Company is uniquely suited to continue to expand its footprint in this lucrative market, backed by secured multi-year foundry capacity and customer purchase agreements, as well as strong design-in coverage from all major panel houses, Tier-1s and automotive OEMs. Additionally, Himax is the pioneer of mass production for TDDI, a technology that is essential for large sized, interactive, stylish, and curved automotive displays. While TDDI is still in early stage of mass deployment for automotive market, Himax already achieved a milestone of over 3 million units shipment in Q1 alone while continuing to see rapid increases in TDDI design-win coverage across a broad range of automotive customers around the world for their upcoming vehicle models. In addition, Himax’s cutting-edge LTDI, which caters to larger than 30-inch displays and incorporates sophisticated touch feature with multi-chip design architecture, is yet another promising product in which the Company expects to see tremendous long-term results starting 2023. Himax expects to double automotive sales again in 2022, on top of the already strong 2021 sales growth of 111%.

For the second quarter, Himax expects the automotive DDIC sales, which are still much larger than those of TDDI and AMOLED, to be flat to slightly up sequentially, but up more than 90% year-over-year. Company’s total IC output was adversely impacted by fab maintenance at one of its major foundry suppliers at the end of the first quarter. The maintenance was long overdue because of the heavy backlog of unmet demand. While Himax expects automotive DDIC output to increase quarter over quarter for the rest of the year, the severe foundry capacity shortage continues to be a constraint for Company’s automotive DDIC business. Q2 sales for automotive TDDI are expected to decline single digit sequentially as a side effect from the Russia-Ukraine war and Chinese city lockdowns which have led to postponement of certain new projects’ mass production timetable. Nevertheless, the Company still sees extraordinary business momentum into the second half of 2022 for its automotive TDDI. Himax is well prepared in terms of secured long-term foundry capacity for automotive TDDI which is on track for exponential growth throughout 2022 and the foreseeable future.

The smartphone market continues to be depressed by excess inventory for panel makers, ODMs and brands. Pandemic-induced logistic and supply chain disruptions are also weakening market sentiment, while rising inflation adversely affects household disposable income, leading to a prolonged replacement cycle at the consumer end. Against this backdrop, Himax expects Q2 smartphone IC business to down single digit sequentially. For tablet, it expects sales to fall double digit sequentially from the high base in the first quarter, driven by the slow-down in orders as customers digest their inventory. In addition, the mass production timetables for some of the new larger-sized tablets were postponed due to China lockdowns. With that said, the Company believes the pandemic has fueled a secular shift towards remote work and e-learning that consequently will keep tablet demand above pre-pandemic levels. TDDI penetration continues to rise for tablets which are moving toward larger sized displays, higher frame rate and particularly active stylus features where the Company is seeing expanding adoption. Himax still has the leading position in non-iOS tablet market with decent market share. As soon as brands regain confidence in their outlook, the Company expects its sales momentum to rebound from panel makers replenishing inventory and preparing to launch new models. Himax therefore remains positive in its Q3 business outlook with a high likelihood of sequential rebound from the trough of Q2.

Turning to the e-paper driver business, another product in small and medium-sized driver lineup. E-paper business is set to grow more than 120% sequentially, representing around 2% of total sales in Q2. The phenomenal sequential growth stems from increasing demands to a leading customer as well as catch-up shipments that were delayed last quarter due to logistic disruptions from lockdowns in China. On a year over year basis, e-paper business is expected to increase significantly by around 300% due to a growing number of awarded projects with leading customers for their ASIC product shipment. Himax continues to collaborate with world-class e-paper customers for certain ASIC projects with increased R&D efforts spent on their next generation products toward larger size, higher resolution, and colored e-paper displays. Backed by long-term supply agreements and lasting partnerships with industry leading customers, the Company expects to capture significant market share in the ever-expanding e-reading and e-signage markets throughout 2022.

On AMOLED. In partnership with major Korean and Chinese panel makers in various applications, Himax continues to gear up for AMOLED driver IC development. Its AMOLED solution for tablet has commenced mass production starting this quarter where the Company provides both AMOLED driver and Tcon total solution and are the sole source supplier for a global leading tablet customer. Himax is working to secure additional capacity to meet the customers’ product launch schedule and desired volume. In addition, its flexible AMOLED driver and Tcon for automotive display successfully ramped up for a customer’s flagship EV model in Q1. Concurrently, the number of awarded projects with worldwide conventional car makers and EV vendors is increasing.

As for smartphone, Himax continues to commit R&D resources to AMOLED driver ICs through arrangements with top tier customers. In the light of serious constraints on AMOLED display driver capacity in the next few years, the Company has secured meaningful capacity in this area with secured capacity fully booked up by leading panel makers. Finally, for AMOLED TV and notebook sectors, the Company is encouraged by its progress in the last few quarters with designs made for leading customers and panel houses’ next generation products. AMOLED business, including Tcon and driver, is expected to account for around 4% of total sale in Q2 and is slated for strong growth in the next few years.

Non-Driver Product Categories

TCON

The Company anticipates Q2 Tcon sales to grow low single digit sequentially, a result of higher shipment of Tcon for monitor, OLED tablet and automotive sectors. The consumer market continues to expand its appetite toward advanced displays for visual enjoyment and diverse video entertainment. After years of commitment and R&D effort, Himax has successfully positioned itself towards high end areas, including 4K/8K TV, high frame rate gaming monitor, low power notebook, local dimming Tcon for automotive as well as OLED for tablet and automotive. These high-end areas not only warrant much higher content value on a per panel basis but also represent a higher barrier to entry for late comers.

As OLED displays gain traction in the market due to technological advantages, Himax has been collaborating closely with major panel houses to joint-develop an industry-leading AMOLED tablet display solution. The Company provides both AMOLED Tcon and drivers, with both commencing mass production in Q2. Additionally, Himax extended Tcon product reach from higher end tablet into notebook sector where currently it is initiating projects jointly with panel makers for next generation premium OLED notebook. The Company is optimistic about the long-term potential of Tcon business and continues to look to secure more capacity from foundry partners in pursuit of sustaining the growth.

Ultralow power AI image sensing

Himax ultralow power AI image sensing total solution incorporates its ultralow power CMOS image sensor, its proprietary AI processor and CNN-based AI algorithm. On April 14, Himax’s wholly owned subsidiary Emza announced that its revolutionary and innovative AI-based visual sensing technology was adopted in a range of Dell’s new notebook models. The WiseEye AI image sensing solution, which runs Emza’s algorithms on Himax’s proprietary ultralow power AI processor and AoS image sensor, features always-on, ultralow power contextual-aware vision AI. The solution can detect user engagement levels based on presence, movements, and facial direction. This contributes to better laptop power management, maximizing battery life and ultimately enhancing the laptop’s user experience. Himax is thrilled by this deployment and anticipates continuous market proliferation as it engages in ongoing discussions with worldwide notebook brands and platform partners where the number of design-in projects are increasing.

Another area the Company is gaining momentum with its AI total solution is the automatic meter reading (AMR) application where Himax has seen surging adoption across the continents over the past few quarters. With greater focus on sustainability and environmental consciousness, more countries are devoting resources to water preservation and are eager to implement intelligent water conservation technology. AMR embedded with Himax ultralow power AI image sensing technology is an ideal fit for this market. Himax’s power-efficient AI solution, installed over the existing traditional water meters, can automatically collect water consumption data with AI operating locally on the AMR device itself, providing in-time detection of abnormal leakage. So far, Himax has received most of the inquiries from China where its AI total solution has been widely adopted by numerous customers covering a wide geographical area. Some of these projects were slated for mass production starting Q1 but subsequently delayed due to the pandemic resurgence. In addition to China, Himax is also seeing a growing number of inquiries from other countries in Asia and Europe as well as India, an indication that its solution is effective, easy to use and affordable for this application.  The AMR application is expected to start generating sales in the near future.

The rapid advancement of AI over the past few years has expanded both the function and popularity of AI applications that are now finding their way into nearly every business sector. For Himax’s ultralow power AI image sensing solution, the Company is seeing a wide variety of successful use cases and adoption in areas such as panoramic video conferencing, smart parking, fitness equipment, smart agriculture, and medical inspection, among others. As an illustration, in the areas of smart agriculture and environmental protection, Himax’s solution was adopted by Seeed Studio, an IoT platform enabler, into their “IoT into the Wild” product launch. The Company expects to see many more of these types of engagements with mass production in some of these exciting new channels.

Optical product line-up/ Metaverse

On last earnings call, Himax provided a brief overview of its optical technology roadmap and applications in the metaverse market. In short, Himax is at the forefront of this exciting yet early-stage industry, having meticulously developed technologies for many years in collaboration with leading companies in the space. The Company believes its optical technologies, individually or combined, will play a key role in enabling metaverse AR/VR devices. Himax provides updates on its progress this quarter.

First on LCoS microdisplay. Himax is pleased to report a new LCoS design-win for a projector product from a leading global player. For AR glasses, currently it has several joint-development projects underway with leading tech names, some of which using Company’s cutting-edge Front-Lit LCoS Microdisplay for their next generation products. Himax’s Front-Lit LCoS Microdisplay features light-weight, small form factor, high illumination, and full RBG color displaying characteristics, making it ideal for future AR glasses. Next on human interface sensing for 3D gesture control. Himax has several AR/VR projects underway with industry leaders, aiming to achieve immersive and precise controller-free gesture recognition. Moving on to 3D eye-tracking. The Company has been engaged by some of the leading display companies for the adoption of its 3D eye-tracking technology which enables immersive 3D naked eye displays free of motion sickness for monitor, notebook, and medical applications. Last on 3D scanning and reconstruction. Creating virtual worlds involves huge datasets of 3D images including avatars, objects, and other environment surroundings and 3D scanning device is required for the purpose of generating these 3D images. Currently Himax has a few projects underway with leading virtual object companies whose 3D scanning devices adopt Himax proprietary dual 3D sensing architecture to reconstruct 3D virtual objects on a real time basis.

Metaverse development is still in an early stage. Yet, Himax is well positioned with years of research and development, a strong product portfolio, production history and key partnerships to capitalize on its growth in the years to come.

For non-driver IC business, the Company expects revenue to up low single digit sequentially in the second quarter.

Second Quarter 2022 Guidance

Net Revenue:	To Decrease 16% to 20% sequentially
Non-IFRS Gross Margin:	To be around 43.0% to 45.0%, depending on final product mix
Non-IFRS Profit:	To be 45.0 cents to 50.0 cents per diluted ADS
IFRS Profit:	To be 41.5 cents to 46.5 cents per diluted ADS

HIMAX TECHNOLOGIES FIRST QUARTER 2022 EARNINGS CONFERENCE CALL
DATE:	Thursday, May 12, 2022
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	8943869
WEBCAST:	https://edge.media-server.com/mmc/p/joknqasb

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EDT on May 20, 2022 (11:30 p.m. Taiwan time, May 20, 2022) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 8943869. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 12, 2023.

Non-IFRS Financial Measures

Himax provides investors with gross profit, gross margin, operating income, operating margin, profit attributable to stockholders and diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders on a non-IFRS basis to review and assess the Company's operating performance, which is not required by, or presented in accordance with, IFRS. The presentation of these non-IFRS financial measures are not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with IFRS.

Himax believes that providing certain of these measures allow investors to identify underlying trends in the Company’s business and enhance the overall understanding of the Company’s past performance and future prospects with respect to key metrics used by the Company in its financial and operational decision-making. However, the use of the non-IFRS measure has limitations as an analytical tool, and investors should not consider them in isolation from, or as substitute for analysis of, the Company’s results of operations or financial condition as reported under IFRS. Further, non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

Reconciliations between IFRS and Non-IFRS financial data are attached to this press release.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, OLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power AI Image Sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,009 patents granted and 456 patents pending approval worldwide as of March 31, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America

Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		3 Months Ended December 31,
	2022	2021	2021

Revenues
Revenues from third parties, net	$412,729	$308,983	$451,820
Revenues from related parties, net	83	20	75
	412,812	309,003	451,895

Costs and expenses:
Cost of revenues	218,921	184,722	217,919
Research and development	39,295	29,523	41,540
General and administrative	6,620	5,772	8,086
Sales and marketing	5,622	4,186	6,399
Total costs and expenses	270,458	224,203	273,944

Operating income	142,354	84,800	177,951

Non operating income (loss):
Interest income	381	195	283
Changes in fair value of financial assets at fair value through profit or loss	21	(33)	(273)
Foreign currency exchange gains, net	3,096	555	874
Finance costs	(280)	(260)	(285)
Share of losses of associates	(207)	(274)	(652)
Other income	16	11	199
	3,027	194	146
Profit before income taxes	145,381	84,994	178,097
Income tax expense	30,094	18,699	36,625
Profit for the period	115,287	66,295	141,472
Loss attributable to noncontrolling interests	585	601	921
Profit attributable to Himax Technologies, Inc. stockholders	$115,872	$66,896	$142,393

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.663	$0.384	$0.815
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.663	$0.383	$0.815

Basic Weighted Average Outstanding ADS	174,694	174,414	174,694
Diluted Weighted Average Outstanding ADS	174,824	174,680	174,767

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December 31,
	2022	2021	2021
Share-based compensation
Cost of revenues	$7	$-	$7
Research and development	467	-	462
General and administrative	98	-	95
Sales and marketing	39	-	39
Income tax benefit	(122)	-	(123)
Total	$489	$-	$480

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$276	$277	$277
Income tax benefit	(64)	(65)	(65)
Total	$212	$212	$212

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$77	$-	$79
Research and development	5,068	-	5,066
General and administrative	583	-	583
Sales and marketing	978	-	978
Income tax benefit	(1,368)	-	(1,368)
Total	$5,338	$-	$5,338

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2022	March 31, 2021	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$378,013	$227,378	$336,024
Financial assets at amortized cost	23,987	11,881	26,013
Financial assets at fair value through profit or loss	45,062	6,561	2,345
Accounts receivable, net (including related parties)	442,220	289,096	410,211
Inventories	253,055	114,945	198,600
Income taxes receivable	56	44	54
Restricted deposit	151,400	114,800	154,100
Other receivable from related parties	1,214	1,215	1,217
Other current assets	86,371	35,274	64,280
Total current assets	1,381,378	801,194	1,192,844
Financial assets at fair value through profit or loss	13,679	13,930	13,668
Financial assets at fair value through other comprehensive income	397	541	410
Equity method investments	3,982	3,944	3,302
Property, plant and equipment, net	131,639	136,250	133,236
Deferred tax assets	7,007	15,708	7,191
Goodwill	28,138	28,138	28,138
Other intangible assets, net	6,353	7,428	6,617
Restricted deposit	35	35	36
Refundable deposits	181,129	13,308	199,982
Other non-current assets	15,456	857	17,770
	387,815	220,139	410,350
Total assets	$1,769,193	$1,021,333	$1,603,194
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	151,400	104,000	151,400
Accounts payable (including related parties)	255,708	192,493	248,425
Income taxes payable	123,295	32,033	96,552
Other payable to related parties	2,041	2,497	1,641
Contract liabilities-current	39,154	6,694	37,663
Other current liabilities	69,907	43,331	59,544
Total current liabilities	647,505	387,048	601,225
Long-term unsecured borrowings	45,000	51,000	46,500
Deferred tax liabilities	894	1,073	965
Contract liabilities-non-current	12,056	-	10,221
Other non-current liabilities	74,968	30,059	72,301
	132,918	82,132	129,987
Total liabilities	780,423	469,180	731,212
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	110,347	107,743	108,841
Treasury shares	(5,761)	(5,820)	(5,761)
Accumulated other comprehensive income	(777)	(694)	(666)
Retained earnings	776,172	339,493	660,300
Equity attributable to owners of Himax Technologies, Inc.	986,991	547,732	869,724
Noncontrolling interests	1,779	4,421	2,258
Total equity	988,770	552,153	871,982
Total liabilities and equity	$1,769,193	$1,021,333	$1,603,194

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2022	2021	2021

Cash flows from operating activities:
Profit for the period	$115,287	$66,295	$141,472
Adjustments for:
Depreciation and amortization	5,376	5,272	5,329
Reversal of credit losses recognized on accounts receivable	-	-	(190)
Share-based compensation expenses	611	-	603
Gains on disposal of property, plant and equipment, net	-	-	(147)
Changes in fair value of financial assets at fair value through profit or loss	(21)	33	273
Interest income	(381)	(195)	(283)
Finance costs	280	260	285
Income tax expense	30,094	18,699	36,625
Share of losses of associates	207	274	652
Inventories write downs	1,248	2,475	4,103
Unrealized foreign currency exchange gains	(2,632)	(725)	(799)
	150,069	92,388	187,923
Changes in:
Accounts receivable (including related parties)	(32,039)	(45,470)	(9,124)
Inventories	(55,703)	(8,713)	(41,756)
Other receivable from related parties	3	(15)	(8)
Other current assets	465	(2,876)	(2,083)
Accounts payable (including related parties)	7,283	19,122	22,135
Other payable to related parties	400	(75)	(1,361)
Contract liabilities	3,326	72	28,826
Other current liabilities	(1,409)	(319)	11,526
Other non-current liabilities	3	6,680	(13,841)
Cash generated from operating activities	72,398	60,794	182,237
Interest received	115	90	333
Interest paid	(280)	(270)	(275)
Income tax paid	(233)	(294)	(47)
Net cash provided by operating activities	72,000	60,320	182,248

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,586)	(2,016)	(2,020)
Acquisitions of intangible assets	(143)	-	(41)
Acquisitions of financial assets at amortized cost	(6,125)	(3,979)	(10,341)
Proceeds from disposal of financial assets at amortized cost	8,165	677	2,300
Acquisitions of financial assets at fair value through profit or loss	(45,571)	(3,546)	(6,864)
Proceeds from disposal of financial assets at fair value through profit or loss	1,697	4,747	8,258
Proceeds from capital reduction of investment	-	151	-
Acquisitions of equity method investments	-	(598)	-
Increase in refundable deposits	-	(1,197)	(119,289)
Releases (pledges) of restricted deposit	2,700	(10,694)	2,700
Net cash used in investing activities	(42,863)	(16,455)	(125,297)

Cash flows from financing activities:
Purchases of subsidiary shares from noncontrolling interests	-	-	(1,475)
Proceeds from short-term unsecured borrowings	-	10,000	5,000
Repayments of short-term unsecured borrowings	-	(10,000)	(5,000)
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	134,400	97,000	221,400
Repayments of short-term secured borrowings	(134,400)	(97,000)	(221,400)
Payment of lease liabilities	(1,229)	(970)	(1,237)
Guarantee deposits received	15,614	-	54,050
Proceeds from exercise of employee stock options	-	1,117	-
Net cash provided by (used in) financing activities	12,885	(1,353)	49,838
Effect of foreign currency exchange rate changes on cash and cash equivalents	(33)	(72)	38
Net increase in cash and cash equivalents	41,989	42,440	106,827
Cash and cash equivalents at beginning of period	336,024	184,938	229,197
Cash and cash equivalents at end of period	$378,013	$227,378	$336,024

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended March 31,		Three Months Ended December 31,
	2022	2021	2021
Revenues	$412,812	$309,003	$451,895
Gross profit	193,891	124,281	233,976
Add: Share-based compensation – cost of revenues	7	-	7
Add: Cash award – cost of revenues	77	-	79
Gross profit excluding share-based compensation and cash award	193,975	124,281	234,062
Gross margin excluding share-based compensation and cash award	47.0%	40.2%	51.8%
Operating income	142,354	84,800	177,951
Add: Share-based compensation	611	-	603
Add: Acquisition-related charges –intangible assets amortization	276	277	277
Add: Cash award	6,706	-	6,706
Operating income excluding share-based compensation, acquisition-related charges and cash award	149,947	85,077	185,537
Operating margin excluding share-based compensation, acquisition-related charges and cash award	36.3%	27.5%	41.1%
Profit attributable to Himax Technologies, Inc. stockholders	115,872	66,896	142,393
Add: Share-based compensation, net of tax	489	-	480
Add: Acquisition-related charges, net of tax	212	212	212
Add: Cash award, net of tax	5,338	-	5,338
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	121,911	67,108	148,423
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	29.5%	21.7%	32.8%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)
Three Months Ended March 31,
2022
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.663
Add: Share-based compensation per ADS	$0.003
Add: Acquisition-related charges per ADS	$0.001
Add: Cash award per ADS	$0.031

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.697
Numbers do not add up due to rounding